Exhibit A

CERAGON NETWORKS REPORTS FIRST QUARTER 2022
FINANCIAL RESULTS

Q1 2022 Financial Highlights:

•	Revenues of $70.3 million
•	Operating loss of $(1.3) million on a GAAP basis, or $(0.6) million on a non-GAAP basis
•	EPS of $(0.03) per diluted share on a GAAP basis, or $(0.02) per diluted share on a non-GAAP basis

Q1 2022 Business Highlights:

•	Strong bookings in North America, India, Europe and LATAM
•	Book to bill for the trailing 12 months is above 1

•	North America:
o	Current outlook suggests another record year
o	Acquired new 5G customers including DISH and private networks

•	Europe:
o	Record quarter surpassing the last two years in terms of bookings
o	Leading Tier 1 operator tested Ceragon’s RAON software with a third-party DCSG; results show RAON works well with other open network elements
o	Successful POC with a Tier1 global operator as part of their TIP activity
o	Acquired a Tier 2 customer; supporting their nationwide 5G projects

•	India:
o	Continued strong demand for site upgrades and network expansions to prepare for 5G
o	Leading Tier 1 operator placed orders for our all-outdoor 5G-ready multicore solution, with delivery scheduled for Q2 and Q3 2022

•	LATAM:
o	Very strong start to the year with strong bookings
o	Received POs for IP50 FX from leading Tier 1 operators in Paraguay and Argentina

Richardson, Texas, May 2, 2022 - Ceragon Networks Ltd. (NASDAQ: CRNT), the global innovator and leading solutions provider of 5G wireless transport, today reported its financial results for the first quarter ended March 31, 2022.

Doron Arazi, CEO, commented: “We began the year with accelerated momentum reflected by very strong bookings in Q1. We are witnessing increased operator and private network activity, especially in terms of 5G deployments in North America and Europe. While we are successfully turning this new momentum into new customers, orders, and bookings, the global component shortage, supply chain disruptions, and shipping issues continue to create irregular volatilities in our industry and adversely impact the conversion of our business successes into revenue increase and healthy margins. We are taking measures to mitigate this impact and its effects. We continue to be laser-focused on the areas that add value to our business, such as our technological leadership in our core domain and in the open network market, as well as our growing Managed Services offering.”

Primary First Quarter 2022 Financial Results:

Revenues were $70.3 million, up 2.9% from $68.3 million in Q1 2021 and down 9.6% from $77.8 million in Q4 2021. Revenues were generally in line with the effect of the challenges we experienced in each region, which involved delay in delivering some of our products on time due to component shortages and supply chain disruptions.

Gross profit was $19.3 million, giving us a gross margin of 27.5%, compared with a gross margin of 29.5 % in Q1 2021 and 29.4% in Q4 2021. The relatively low gross profit is mainly due to expedite costs and price increase derived from component shortages and increased shipping costs.

Operating income (loss) was $(1.3) million compared with operating income of $0.4 million for Q1 2021 and $1.0 million for Q4 2021.

Net loss was $(2.3) million, or $(0.03) per diluted share compared with $(1.2) million, or $(0.01) per diluted share for Q1 2021 and $(12.2) million, or $(0.15) per diluted share for Q4 2021.

Non-GAAP results were as follows: Gross margin was 27.7%, operating loss was $(0.6) million, and net loss was $(1.9) million, or $(0.02) per diluted share.

Cash and cash equivalents was $25.0 million at March 31, 2022, compared to $17.1 million at December 31, 2021.

For a reconciliation of GAAP to non-GAAP results, see the attached tables.

Revenue Breakouts by Geography:

Q1 2022
India	22%
Europe	17%
North America	19%
Latin America	20%
APAC	14%
Africa	8%

Outlook

We continue to target revenue growth in 2022. Assuming an improvement in the components, supply chain and shipping drawbacks, we now expect yearly revenue to be between $300-$315 million. Improvement in our gross margin is expected only during the second half of the year, assuming gradual improvement in our supply chain and shipping constrains and costs.

Conference Call

The Company will host a Zoom web conference today at 9:00a.m. ET to discuss the results, followed by a question and answer session for the investment community.

Investors are invited to register by clicking the following link. All relevant information will be sent upon registration.

If you are unable to join us live, a recording of the call will be available on our website at www.ceragon.com within 24 hours after the call.

About Ceragon Networks

Ceragon Networks Ltd. (NASDAQ: CRNT) is the global innovator and leading solutions provider of 5G wireless transport. We help operators and other service providers worldwide increase operational efficiency and enhance end customers’ quality of experience with innovative wireless backhaul and fronthaul solutions. Our customers include service providers, public safety organizations, government agencies and utility companies, which use our solutions to deliver 5G & 4G broadband wireless connectivity, mission-critical multimedia services, stabilized communications, and other applications at high reliability and speed.

Ceragon’s unique multicore technology and disaggregated approach to wireless transport provides highly reliable, fast to deploy, high-capacity wireless transport for 5G and 4G networks with minimal use of spectrum, power, real estate, and labor resources. It enables increased productivity, as well as simple and quick network modernization, positioning Ceragon as a leading solutions provider for the 5G era. We deliver a complete portfolio of turnkey end-to-end AI-based managed and professional services that ensure efficient network rollout and optimization to achieve the highest value for our customers. Our solutions are deployed by more than 400 service providers, as well as more than 800 private network owners, in more than 150 countries. For more information please visit: www.ceragon.com

Safe Harbor

Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.

This press release contains statements that constitute “forward-looking statements” within the meaning of the Securities Act of 1933, as amended and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon’s management about Ceragon’s business, financial condition, results of operations, micro and macro market trends and other issues addressed or reflected therein. Examples of forward-looking statements include, but are not limited to, statements regarding: projections of demand, revenues, net income, gross margin, capital expenditures and liquidity, competitive pressures, order timing, supply chain and shipping, components availability, growth prospects, product development, financial resources, cost savings and other financial and market matters. You may identify these and other forward-looking statements by the use of words such as “may”, “plans”, “anticipates”, “believes”, “estimates”, “targets”, “expects”, “intends”, “potential” or the negative of such terms, or other comparable terminology, although not all forward-looking statements contain these identifying words.

Although we believe that the projections reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations therefrom will not be material. Such forward-looking statements involve known and unknown risks and uncertainties that may cause Ceragon’s future results or performance to differ materially from those anticipated, expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to, the continuing impact of the components shortage due to the global shortage in semiconductors, chipsets, components and other commodities, on our supply chain, manufacturing capacity and ability to timely deliver our products, which have caused, and could continue to cause delays in deliveries of our products and  in the deployment of projects by our customers, risk of penalties and orders cancellation created thereby, as well as profit erosion due to constant price increase, payment of expedite fees and costs of inventory pre-ordering and procurement acceleration of such inventory, and the risk of becoming a deadstock if not consumed; the continued effect of the global increase in shipping costs and decrease in shipping slots availability on us, our supply chain and customers, which have resulted, and may continue to result in, price erosion, late deliveries and the risk of penalties and orders cancellation due to late deliveries; the impact of the transition to 5G technologies on our revenues if such transition is developed differently than we anticipated; the risks relating to the concentration of a major portion of our business on large mobile operators around the world from which we derive a significant portion of our ordering, that due to their relative effect on the overall ordering coupled with inconsistent ordering pattern and volume of business directed to us, creates high volatility with respect to our financial results and results of operations; the effect of the competition from other wireless transport equipment providers and from other communication solutions that compete with our high-capacity point-to-point wireless products; the continued effect of the COVID-19 pandemic on the global economy and markets and on us and on the markets in which we operate and our and our customers, providers, business partners and contractors business and operations; the risks relating to increased breaches of network or information technology security along with increase in cyber-attack activities, growing cyber-crime threats, and changes in privacy and data protection laws, that could have an adverse effect on our business; risks associated with any failure to meet our product development timetable, including delay in the commercialization of our new chipset; imposition of additional sanctions and global trade limitations in connection with Russia’s invasion to Ukraine, the effects of general economic conditions and trends on the global and local markets in which we operate and such other risks, uncertainties and other factors that could affect our results, as further detailed in Ceragon’s most recent Annual Report on Form 20-F and in Ceragon’s other filings with the Securities and Exchange Commission.

Such forward-looking statements, including the risks, uncertainties and other factors that could affect our results, represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. Such forward-looking statements do not purport to be predictions of future events or results and there can be no assurance that it will prove to be accurate. Ceragon may elect to update these forward-looking statements at some point in the future but the company specifically disclaims any obligation to do so except as may be required by law.

Ceragon’s public filings are available on the Securities and Exchange Commission’s website at www.sec.gov and may also be obtained from Ceragon’s website at www.ceragon.com.

Investor & Media Contact:
Maya Lustig
Ceragon Networks
Tel. +972-54-677-8100
mayal@ceragon.com

-Tables Follow-

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended March 31,
	2022	2021

Revenues	$70,319	$68,270
Cost of revenues	50,982	48,124

Gross profit	19,337	20,146

Operating expenses:
Research and development, net	6,765	7,410
Sales and marketing	8,772	8,290
General and administrative	5,058	4,093

Total operating expenses	$20,595	$19,793

Operating income (loss)	(1,258)	353

Financial expenses and others, net	759	1,051

Loss before taxes	(2,017)	(698)

Taxes on income	271	475

Net loss	$(2,288)	$(1,173)

Basic net loss per share	$(0.03)	$(0.01)

Diluted net loss per share	$(0.03)	$(0.01)

Weighted average number of shares used in computing basic net loss per share	83,959,261	82,583,760

Weighted average number of shares used in computing diluted net loss per share	83,959,261	82,583,760

CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)
(Unaudited)

	March 31, 2022	December 31, 2021
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$24,960	$17,079
Trade receivables, net	112,820	107,826
Other accounts receivable and prepaid expenses	17,273	17,179
Inventories	58,060	61,398

Total current assets	213,113	203,482

NON-CURRENT ASSETS:
Trade receivables, net	7,862	10,484
Severance pay and pension fund	5,490	5,648
Property and equipment, net	29,334	29,383
Operating lease right-of-use assets	19,496	20,233
Intangible assets, net	6,550	6,274
Other non-current assets	18,342	17,059

Total non-current assets	87,074	89,081

Total assets	$300,187	$292,563

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$67,908	$69,436
Deferred revenues	3,356	3,384
Short-term loans	26,950	14,800
Operating lease liabilities	4,156	4,359
Other accounts payable and accrued expenses	23,249	23,704

Total current liabilities	125,619	115,683

LONG-TERM LIABILITIES:
Accrued severance pay and pension	10,569	10,799
Deferred revenues	9,395	9,275
Other long-term payables	2,497	2,445
Operating lease liabilities	16,251	17,210

Total long-term liabilities	38,712	39,729

SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares	224	224
Additional paid-in capital	429,071	428,244
Treasury shares at cost	(20,091)	(20,091)
Other comprehensive loss	(9,341)	(9,507)
Accumulated deficits	(264,007)	(261,719)

Total shareholders' equity	135,856	137,151

Total liabilities and shareholders' equity	$300,187	$292,563

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
(U.S. dollars, in thousands)
(Unaudited)

	Three months ended March 31,
	2022	2021
Cash flow from operating activities:
Net loss	$(2,288)	$(1,173)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,941	2,886
Loss (gain) from sale of property and equipment, net	18	(128)
Share-based compensation	746	351
Decrease in accrued severance pay and pensions, net	(73)	(203)
Decrease (increase) in trade receivables, net	(1,564)	413
Increase in other accounts receivable and prepaid expenses (including other long term assets)	(1,778)	(1,092)
Decrease in operating lease right-of-use assets	981	1,269
Decrease in inventories, net of write off	3,551	1,718
Decrease in deferred tax asset, net	-	10
Decrease in trade payables	(1,764)	(2,131)
Decrease in other accounts payable and accrued expenses (including other long term liabilities)	(1,273)	(3,656)
Decrease in operating lease liability	(1,405)	(1,455)
Increase in deferred revenues	92	1,537
Net cash used in operating activities	$(1,816)	$(1,654)

Cash flow from investing activities:
Purchase of property and equipment	(2,523)	(2,203)
Proceeds from sale of property and equipment	-	200
Purchase of intangible assets	(203)	-
Net cash used in investing activities	$(2,726)	$(2,003)

Cash flow from financing activities:
Proceeds from exercise of stock options	81	3,689
Proceeds from bank credits and loans, net	12,150	6,000
Net cash provided by financing activities	$12,231	$9,689

Translation adjustments on cash and cash equivalents	$192	$(122)

Increase in cash and cash equivalents	$7,881	$5,910
Cash and cash equivalents at the beginning of the period	17,079	27,101
Cash and cash equivalents at the end of the period	$24,960	$33,011

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands)
(Unaudited)

	Three months ended
	March 31,
	2022	2021

GAAP cost of revenues	$50,982	$48,124
Stock based compensation	(132)	(36)
Changes in indirect tax positions	-	(1)
Non-GAAP cost of revenues	$50,850	$48,087

GAAP gross profit	$19,337	$20,146
Stock based compensation	132	36
Changes in indirect tax positions	-	1
Non-GAAP gross profit	$19,469	$20,183

GAAP Research and development expenses	$6,765	$7,410
Stock based compensation	14	(52)
Non-GAAP Research and development expenses	$6,779	$7,358

GAAP Sales and Marketing expenses	$8,772	$8,290
Stock based compensation	(277)	(104)
Non-GAAP Sales and Marketing expenses	$8,495	$8,186

GAAP General and Administrative expenses	$5,058	$4,093
Retired CEO compensation	96	-
Stock based compensation	(351)	(159)
Non-GAAP General and Administrative expenses	$4,803	$3,934

GAAP operating income (loss)	$(1,258)	$353
Stock based compensation	746	351
Changes in indirect tax positions	-	1
Retired CEO compensation	(96)	-
Non-GAAP operating income (loss)	$(608)	$705

GAAP financial expenses and others, net	$759	$1,051
Leases – financial income	425	186
Non-GAAP financial expenses and others, net	$1,184	$1,237

GAAP Tax expenses	$271	$475
Non cash tax adjustments	(210)	(128)
Non-GAAP Tax expenses	$61	$347

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended
	March 31,
	2022	2021

GAAP net loss	$(2,288)	$(1,173)

Stock based compensation	746	351
Changes in indirect tax positions	-	1
Leases – financial income	(425)	(186)
Retired CEO compensation	(96)	-
Non-cash tax adjustments	210	128
Non-GAAP net loss	$(1,853)	$(879)

GAAP basic and diluted net loss per share	$(0.03)	$(0.01)

Non-GAAP diluted net loss per share	$(0.02)	$(0.01)

Weighted average number of shares used in computing GAAP basic and diluted net loss per share	83,959,261	82,583,760

Weighted average number of shares used in computing Non-GAAP diluted net loss per share	83,959,261	82,583,760